Filed Pursuant to Rule 424(b)(3)
Registration No. 333-121937
PROSPECTUS SUPPLEMENT
(To prospectus dated March 9, 2005)
6,750,000 Shares
Universal Compression Holdings, Inc.
Common Stock
This prospectus relates to the sale by Weatherford International Ltd. of 6,750,000 shares of our common stock. We are not selling any shares of common stock under this prospectus supplement and the accompanying prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder. We are purchasing from the underwriter 2,439,024 of the shares covered by this prospectus supplement at a price of $41.00 per share. Prior to this offering, the selling stockholder owned approximately 21% of our issued and outstanding common stock. After completion of this offering, the selling stockholder will no longer hold any of our common stock.
Our common stock is listed on The New York Stock Exchange under the symbol “UCO.” Last reported sales price of our common stock on The New York Stock Exchange on December 8, 2005 was $41.61 per share.
Investing in our common stock involves risks. See “Risk Factors” beginning on page 1 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial price to public	$41.25	$277,827,744	(1)
Underwriting discount(2)	$0.25	$1,077,744
Proceeds to the selling stockholder	$41.00	$276,750,000

(1) The total initial price to the public reflects the sale to us of 2,439,024 shares at a price of $41.00 per share.
(2) The underwriter will receive no underwriting discount or commission on the sale of the 2,439,024 shares to us.

Delivery of the shares of common stock will be made on or about December 14, 2005.
JPMorgan
The date of this prospectus supplement is December 8, 2005.

Prospectus

Universal Compression Holdings, Inc.	1
Risk Factors	1
About This Prospectus	7
Where You Can Find More Information	7
Disclosure Regarding Forward-Looking Statements	8
Use Of Proceeds	9
Selling Stockholder	9
Plan of Distribution	10
Legal Matters	12
Experts	12

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

About this prospectus supplement
This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the common stock being offered by the selling stockholder. The second part, the accompanying prospectus dated March 9, 2005, gives more general information about the common stock which may be sold by the selling stockholder. You should read the entire prospectus supplement, the accompanying prospectus, as well as the information incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.
You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. Neither we nor the selling stockholder has authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Under no circumstances should the delivery to you of this prospectus supplement and the accompanying prospectus or any sale made pursuant to this prospectus supplement create any implication that the information contained in this prospectus supplement and the accompanying prospectus is correct as of any time after the date of this prospectus supplement.
Unless we indicate otherwise, references in this prospectus supplement to “Universal Compression Holdings, Inc.,” “we,” “our” and “us” are to Universal Compression Holdings, Inc. and its consolidated subsidiaries.

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The offering

Common stock offered by the Selling Stockholder	6,750,000 shares
Common stock outstanding after this offering	29,825,067(1) shares
Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholder
New York Stock Exchange symbol	UCO

The number of shares outstanding after the offering is based on the number of common shares outstanding as of December 8, 2005 and excludes 4,835,286 shares reserved for future issuance under our stock option plans, of which options to purchase 2,239,777 shares at a weighted average exercise price of $25.81 are outstanding.
All of the shares of common stock in this offering are being sold by the selling stockholder. We are purchasing from the underwriter 2,439,024 of the shares covered by this prospectus supplement at a price of $41.00 per share. Prior to this offering, the selling stockholder owned approximately 21% of our issued and outstanding common stock. After completion of this offering, the selling stockholder will no longer hold any of our common stock.
To fund our acquisition of the shares to be purchased from the underwriter in this offering, we intend to borrow approximately $80 million under our revolving credit facility with the balance of the funding of our purchase to come from available cash. Our current interest rate under the revolving credit facility is LIBOR plus 1.25%.
Use of proceeds
We will not receive any proceeds from the sale of the common stock covered by this prospectus supplement.

(1)	After giving effect to our purchase from the underwriter of 2,439,024 of the shares covered by this prospectus supplement, which shares will cease to be outstanding after completion of this offering.

Price range of common stock
Our common stock is listed on the New York Stock Exchange under the symbol “UCO.” As of December 8, 2005, 32,264,091(1) shares of our common stock were issued and held of record by 487 holders. On December 8, 2005, the last reported sales price of our common stock on the New York Stock Exchange was $41.61. The following table presents, for the periods indicated, the range of high and low quarterly closing sales prices of our common stock, as reported on the New York Stock Exchange.

	Price Range
	High	Low

Year Ended March 31, 2004
First Quarter	$22.00	$16.88
Second Quarter	$24.73	$19.00
Third Quarter	$26.99	$21.97
Fourth Quarter	$34.09	$25.95
Year Ended March 31, 2005
First Quarter	$32.75	$28.81
Second Quarter	$34.55	$30.93
Third Quarter	$37.30	$32.66
Fourth Quarter	$39.41	$33.20
Year Ended March 31, 2006
First Quarter	$39.13	$33.65
Second Quarter	$41.85	$35.78
Third Quarter (through December 8, 2005)	$41.61	$34.60

Dividend policy
We have never declared or paid any cash dividends to our stockholders and do not plan to pay any cash dividends in the foreseeable future.

(1)	Before giving effect to our purchase from the underwriter of 2,439,024 of the shares covered by this prospectus supplement.

Underwriting
Subject to the terms and conditions of the underwriting agreement dated the date of this prospectus supplement, the underwriter has agreed to purchase all of the shares offered hereby. We are purchasing from the underwriter 2,439,024 shares of the 6,750,000 shares of common stock covered by this prospectus supplement at a price of $41.00 per share. The underwriter will receive no underwriting discount or commission on the sale of the 2,439,024 shares of common stock to us.
The underwriting agreement provides that the obligation of the underwriter to purchase the shares included in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriter is obligated to purchase all the shares if they purchase any of the shares.
The underwriter proposes to initially offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement. If all of the shares are not sold at the public offering price, the underwriter may change the public offering price and the other selling terms.
The underwriter has represented, warranted and agreed that:

•	It has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	It has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us; and

•	It has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom.
Our common stock is listed on the New York Stock Exchange under the symbol “UCO.”
The selling stockholder is to pay an underwriting discount to the underwriter of $0.25 per share (excluding the 2,439,024 shares we will purchase), or $1,077,744 in total, in connection with this offering.
In connection with the offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales and stabilizing transactions. Short sales involve sales of common stock in excess of the number of shares to be purchased by the underwriter in the offering, which creates a short position. The underwriter must close out any short position by purchasing shares of common stock in the open market. A short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.
Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriter may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriter commences any of these transactions, it may discontinue them at any time.
We have agreed to pay certain expenses relating to the registration of the shares of the selling stockholder covered by this prospectus supplement. We estimate that the total expenses incurred by us in connection with this offering and the related shelf registration statement will be approximately $200,000, excluding underwriting discounts and commissions.
The underwriter has engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. In particular, an affiliate of the underwriter is a lender under our credit facility.
We and the selling stockholder have each agreed, subject to limited exceptions, that, for a period of 30 days from the date of this prospectus supplement, we and the selling stockholder will not, without the prior written consent of J.P. Morgan Securities Inc., offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable for our common stock. J.P. Morgan Securities Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.
We and the selling stockholder have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make because of any of those liabilities.
Legal matters
Certain legal matters with respect to the shares of common stock offered hereby will be passed upon for Universal Compression Holdings, Inc. by Gardere Wynne Sewell LLP, Houston, Texas. Certain legal matters related to the offering will be passed upon for the underwriter by Vinson & Elkins L.L.P., Houston, Texas.
Experts
The consolidated financial statements, the related financial statement schedule and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus supplement by reference from the Annual Report on Form 10-K of Universal Compression Holdings, Inc. for the year ended March 31, 2005 have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance on the reports of such firm given upon their authority as experts in auditing and accounting.

PROSPECTUS
UNIVERSAL COMPRESSION HOLDINGS, INC.
6,750,000 Shares
of
Common Stock

This prospectus relates to the offer and sale from time to time of up to 6,750,000 shares of our common stock by the selling stockholders identified in this prospectus. We are registering shares of our common stock for resale by the selling stockholders. We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.
The selling stockholders may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at other negotiated prices. The selling stockholders may sell none, some or all of the shares offered by this prospectus. We cannot predict when or in what amounts the selling stockholders may sell any of the shares offered by this prospectus.
Our common stock is listed on the New York Stock Exchange under the symbol “UCO.” On March 3, 2005, the last reported sales price for our common stock on the New York Stock Exchange was $38.05 per share.
INVESTING IN OUR COMMON STOCK INVOLVES RISKS, WHICH ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 1 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 9, 2005

Universal Compression Holdings, Inc.	1
Risk Factors	1
About This Prospectus	7
Where You Can Find More Information	7
Disclosure Regarding Forward-Looking Statements	8
Use Of Proceeds	9
Selling Stockholders	9
Plan Of Distribution	10
Legal Matters	12
Experts	12

i

Universal Compression Holdings, Inc.
We are the second largest natural gas compression services company in the world in terms of compressor fleet horsepower, with a fleet as of December 31, 2004 of approximately 7,200 compressor units comprising approximately 2.4 million horsepower. We provide a full range of contract compression services, sales, operations, maintenance and fabrication services and products to the natural gas industry, both domestically and internationally. These services and products are essential to the natural gas industry as gas must be compressed to be delivered from the wellhead to end-users.
In this document, the terms “Universal,” “company,” “we,” “our” and “us” refer to Universal Compression Holdings, Inc. and its subsidiaries, unless the context indicates otherwise or unless otherwise noted.
For more information about our business, please refer to the publicly available annual, quarterly and other reports and statements we file with the SEC, as described in “Where You Can Find More Information.” Our principal executive offices are located at 4444 Brittmoore Road, Houston, Texas 77041, and our telephone number at that address is (713) 335-7000.
Risk factors
As described in “Disclosure Regarding Forward-Looking Statements,” this prospectus, and the information incorporated by reference herein, contains forward-looking statements regarding us, our business and our industry. The risk factors described below, among others, could cause our actual results to differ materially from the expectations reflected in the forward-looking statements. If any of the following risks actually occur, our business, financial condition and operating results could be negatively impacted. You should carefully consider, in addition to the other information contained in, or incorporated by reference into, this prospectus and any accompanying prospectus supplement, the risks described below before deciding whether an investment in our common stock is appropriate for you.
We depend on strong demand for natural gas and a prolonged, substantial reduction in this demand would adversely affect the demand for our services and products.
Gas contract compression operations are significantly dependent upon the demand for natural gas. Demand may be affected by, among other factors, natural gas prices, weather, demand for energy and availability of alternative energy sources. Any prolonged, substantial reduction in the demand for natural gas would, in all likelihood, depress the level of production, exploration and development activity and result in a decline in the demand for our contract compression services and products. Similarly, a decrease in capital spending by our customers could result in reduced demand for our fabrication and aftermarket services businesses.
Our international operations subject us to risks that are difficult to predict.
For the nine months ended December 31, 2004, we derived approximately 31% of our revenues from international operations. We intend to continue to expand our business in Latin America, Asia Pacific and, ultimately, other international markets. This may make it more difficult for us to manage our business. Reasons for this include, but are not limited to, the following:

•	political and economic instability in foreign markets;

•	foreign governments’ restrictive trade policies;

•	inconsistent product regulation or sudden policy changes by foreign agencies or governments;

•	the burden of complying with multiple and potentially conflicting laws;

•	the imposition of duties, taxes or government royalties;

•	foreign exchange rate risks;

•	difficulty in collecting international accounts receivable;

•	potentially longer payment cycles;

•	increased costs in maintaining international manufacturing and marketing efforts;

•	the introduction of non-tariff barriers and higher duty rates;

•	difficulties in enforcement of contractual obligations;

•	restrictions on repatriation of earnings or expropriation of property; and

•	the geographic, time zone, language and cultural differences between personnel in different areas of the world.
Any of these factors may cause us to experience economic loss or negatively impact our earnings or net assets.
We face significant competition that may cause us to lose market share and harm our financial performance.
The contract compression, fabrication, and aftermarket services businesses are highly competitive and there are low barriers to entry for individual projects. In addition, some of our competitors are large national and multinational companies that provide contract compression and fabrication services to third parties, some of these have greater financial and other resources than we do. If our competitors substantially increase the resources they devote to the development and marketing of competitive products and services, we may not be able to compete effectively.
We are dependent on particular suppliers and are vulnerable to product shortages and price increases.
As a consequence of having a highly standardized contract compression fleet, some of the components used in our products are obtained from a single source or a limited group of suppliers. Our reliance on these suppliers involves several risks, including price increases, inferior component quality and a potential inability to obtain an adequate supply of required components in a timely manner. The partial or complete loss of certain of these sources could have a negative impact on our results of operations and could damage our customer relationships. Further, a significant increase in the price of one or more of these components could have a negative impact on our results of operations.
Most of our domestic contract compression agreements have short initial terms, and we may not recoup the costs of our investment if we are unable to subsequently re-apply the compressors.
In most cases, the initial terms of our contract compression agreements with customers are short, with the most common initial term being six months and continuing on a month-to-month basis thereafter. The initial terms of our agreements are generally too short to enable us to recoup the average cost of acquiring or fabricating compressors for contract compression customers. As a result, we assume substantial risk of not recovering our entire investment in the equipment we acquire or fabricate for contract compression customers. Although we historically have been successful in subsequently re-applying our compressors, we may not be able to continue to do so and a substantial number of our contract compression customers could terminate their agreements at approximately the same time. If such an event were to occur, even if we are successful in reapplying our compressors as we have been in the past, we may not be able to obtain favorable contract compression rates. This would have an adverse effect on our revenues and cash flow.
We do not insure against all potential losses and could be seriously harmed by unexpected liabilities.
Natural gas service operations are subject to inherent risks such as equipment defects, malfunction and failures, and natural disasters that can result in uncontrollable flows of gas or well fluids, fires and explosions. These risks could expose us to substantial liability for personal injury, death, property damage, pollution and other environmental damages. Although we have obtained insurance against many of these risks, our insurance may be inadequate to cover our liabilities. Further, insurance covering the risks we face or in the amounts we desire may not be available in the future or, if available, the premiums may not be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur liability at a time when we are not able to obtain liability insurance, our business, results of operations and financial condition could be negatively impacted.
The sale of stock by Weatherford, which currently owns approximately 21% of our common stock, may depress our stock price.
Pursuant to this prospectus, Weatherford International Ltd. (or Weatherford) may sell up to 6,750,000 of its shares of our common stock. The sale of substantial amounts of our stock owned by Weatherford in the public market, or the belief that these sales may occur, could reduce the market price of our stock, making it more difficult for us to raise funds through future offerings of our common stock and to acquire businesses using our stock as consideration.
Weatherford’s current stock ownership allows it to designate three directors to our board. The combination of Weatherford’s voting power and the number of appointed directors gives it the ability to exercise substantial control over the outcome of matters submitted to a vote of our stockholders. Weatherford’s interests could conflict with our other stockholders.
Currently, Weatherford owns 6,750,000 shares, or approximately 21%, of our outstanding common stock. In addition to its voting power, Weatherford and its affiliates are entitled to designate three persons to serve on our board of directors for so long as they own at least 20% of our outstanding common stock. If Weatherford’s ownership falls below 20%, Weatherford may designate only two directors. If Weatherford’s ownership falls below 10%, it will no longer have the right to designate directors to our board.
This significant stock ownership and board representation gives Weatherford the ability to exercise substantial influence over our ownership, policies, management and affairs and significant control over actions requiring approval of our stockholders. Weatherford’s interests could conflict with our other stockholders.
We are highly leveraged. A significant portion of our cash flow must be used to service our obligations, and we are vulnerable to interest rate increases.
We have now and will continue to have a significant amount of debt. As of February 15, 2005, we had approximately $885.5 million in outstanding debt obligations consisting primarily of $508.6 million outstanding under our senior secured credit facility, $175.0 million outstanding of 7 1/4% senior notes due 2010, and $200.0 million outstanding under the asset-backed securitization lease facility (the “ABS lease facility”). This amount excludes approximately $21.1 million of letters of credit, as of February 15, 2005 issued under our senior secured credit facility.

Our high level of debt could have important consequences to you, including the following:

•	require us to use a substantial portion of our cash flow from operations to pay our debt and lease payments, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, operations, expansion of our fleet and other business activities;

•	make it more difficult for us to satisfy our obligations under our senior notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit, along with financial and other restrictive covenants in our debt instruments, our ability to borrow additional funds or dispose of assets;

•	restrict us from making strategic acquisitions or exploiting business opportunities;

•	limit our ability to make capital expenditures to maintain our facilities and compressor fleet in good working order and repair;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.
As of February 15, 2005, approximately $423.9 million of our outstanding debt bore interest at floating rates. Changes in economic conditions could result in higher interest rates, thereby increasing our interest expense and reducing our funds available to make payments of interest and principal on the notes and for capital investment, operations or other purposes. Our significant leverage increases our vulnerability to general adverse economic and industry conditions.
Our credit facilities and the ABS lease facility impose restrictions on us that may affect our ability to successfully operate our business.
Our credit facilities and the ABS lease facility include certain covenants that, among other things, restrict our ability to:

•	borrow money;

•	create liens, other than liens securing our senior secured credit facility, the ABS lease facility or in connection with permitted acquisitions;

•	make investments, other than in any subsidiary or in connection with permitted acquisitions;

•	declare dividends or make certain distributions;

•	sell or dispose of property; and

•	merge into or consolidate with any third party or sell or transfer all or substantially all of our property.
As of February 15, 2005, we were also required by our credit facilities and the ABS lease facility to maintain various financial ratios, including a collateral coverage ratio (market value of compression collateral to amount of indebtedness outstanding under our senior secured credit facility) of greater than or equal to 1.25 to 1, a total leverage ratio (total debt to earnings before interest, taxes, depreciation and amortization expense) of less than or equal to 5 to 1, and an interest coverage ratio (earnings before interest, taxes, depreciation and amortization expense to interest expense) of greater than or equal to 2.5 to 1. As of February 15, 2005, we were in compliance with all of these financial covenants. These covenants may restrict our ability to expand or to pursue our business strategies. Our ability to comply with these and other provisions of the credit facilities may be affected by changes in our operating and financial performance, changes in business conditions or results of operation, adverse regulatory developments or other events beyond our control. The breach of any of these covenants could result in a default under our debt, which could cause those obligations to become due and payable. If any of our indebtedness were to be accelerated, we may not be able to repay or refinance it.
If our cash flow and capital resources are insufficient to fund our debt obligations, we could default on our debt obligations resulting in us being forced to sell assets, seek additional equity or debt capital or restructure our debt.
If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or debt capital, or restructure our debt. Our cash flow and capital resources may be insufficient for payment of interest on and principal of our debt in the future and any alternative measures may be unsuccessful or may not permit us to meet scheduled debt service obligations, which could cause us to default on our obligations and impair our liquidity.
We are exposed to exchange rate fluctuations in the foreign markets in which we operate. A decrease in the value of any of these currencies relative to the U.S. dollar could reduce our profits from foreign operations and the value of our foreign net assets.
Our reporting currency is the U.S. dollar. Historically, our foreign operations, including assets and liabilities and revenues and expenses, have been denominated in various currencies other than the U.S. dollar, and we expect that our foreign operations will continue to be so denominated. As a result, the U.S. dollar value of our foreign operations has varied, and will continue to vary, with exchange rate fluctuations. In this respect, historically we have been primarily exposed to fluctuations in the exchange rate of the Argentine peso, Brazilian real, Thai baht, Mexican peso, Australian dollar and Canadian dollar against the U.S. dollar.
A decrease in the value of any of these currencies relative to the U.S. dollar could reduce our profits from foreign operations and the value of the net assets of our foreign operations when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars.
In addition, fluctuations in currencies relative to currencies in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations. For purposes of accounting, the assets and liabilities of our foreign operations, where the local currency is the functional currency, are translated using period-end exchange rates, and the revenues and expenses of our foreign operations are translated using average exchange rates during each period.
Although we attempt to match costs and revenues in local currencies, we anticipate that there may be instances in which costs and revenues will not be matched with respect to currency denomination. As a result, to the extent we continue our expansion on a global basis, we expect that increasing portions of our revenues, costs, assets and liabilities will be subject to fluctuations in foreign currency valuations. We may experience economic loss and a negative impact on earnings or net assets solely as a result of foreign currency exchange rate fluctuations. Further, the markets in which we operate could restrict the removal or conversion of the local or foreign currency, resulting in our inability to hedge against these risks.
Our ability to manage our business effectively will be weakened if we lose key personnel.
We depend on the continuing efforts of our executive officers and senior management. The departure of any of our key personnel could have a significant negative effect on our business, operating results, financial condition and on our ability to compete effectively in the marketplace. We do not maintain key man life insurance coverage with respect to our executive officers or key management personnel. We are not aware of the upcoming retirement of any of our executive officers or senior management personnel. In addition, we believe that our success depends on our ability to attract and retain additional qualified employees.
We are subject to substantial environmental regulation, and changes in these regulations could increase our costs or liabilities.
We are subject to stringent and complex foreign, federal, state and local laws and regulatory standards, including laws and regulations regarding the discharge of materials into the environment, emission controls and other environmental protection and occupational health and safety concerns. Environmental laws and regulations may, in certain circumstances, impose strict liability for environmental contamination, rendering us liable for remediation costs, natural resource damages and other damages as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior owners or operators or other third parties. In addition, where contamination may be present, it is not uncommon for neighboring land owners and other third parties to file claims for personal injury, property damage and recovery of response costs. Remediation costs and other damages arising as a result of environmental laws and regulations, and costs associated with new information, changes in existing environmental laws and regulations or the adoption of new environmental laws and regulations could be substantial and could negatively impact our financial condition or results of operations. Moreover, failure to comply with these environmental laws and regulations may result in the imposition of administrative, civil and criminal penalties.
We routinely deal with natural gas, oil and other petroleum products. As a result of our fabrication and aftermarket services operations, we generate, manage and dispose of or recycle hazardous wastes and substances such as solvents, thinner, waste paint, waste oil, washdown wastes and sandblast material. Although it is our policy to use generally accepted operating and disposal practices in accordance with applicable environmental laws and regulations, hydrocarbons or other hazardous substances or wastes may have been disposed or released on, under or from properties owned, leased or operated by us or on or under other locations where such substances or wastes have been taken for disposal. These properties may be subject to investigatory, remediation and monitoring requirements under foreign, federal, state and local environmental laws and regulations.
We believe that our operations are in substantial compliance with applicable environmental laws and regulations. Nevertheless, the modification or interpretation of existing environmental laws or regulations, the more vigorous enforcement of existing environmental laws or regulations, or the adoption of new environmental laws or regulations may also negatively impact oil and natural gas exploration and production companies, which in turn could have a negative impact on us and other similarly situated service companies.
Our charter and bylaws contain provisions that may make it more difficult for a third party to acquire control of us, even if a change in control would result in the purchase of your shares at a premium to the market price or would otherwise be beneficial to you.
There are provisions in our restated certificate of incorporation and bylaws that may make it more difficult for a third party to acquire control of us, even if a change in control would result in the purchase of your shares at a premium to the market price or would otherwise be beneficial to you. For example, our restated certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, provisions of our restated certificate of incorporation, such as a staggered board of directors and limitations on the removal of directors, no stockholder action by written consent, and on stockholder proposals at meetings of stockholders, could make it more difficult for a third party to acquire control of us. Delaware corporation law may also discourage takeover attempts that have not been approved by our board of directors.
About this prospectus
You should rely only on the information contained or incorporated by reference in this prospectus. No one has been authorized to provide you with different information. This prospectus is not an offer of these securities in any state where an offer is not permitted. You should not assume that the information contained and incorporated by reference in this prospectus or in any prospectus supplement is accurate as of any date other than the date on the front of the document.
Where you can find more information
We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (or SEC). Our SEC filings are available to the public from the SEC’s Web site at http:/ /www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange, Inc., 11 Wall Street, New York, New York 10005.
We have filed with the SEC a registration statement on Form S-3 covering the shares offered by this prospectus. This prospectus is only a part of the registration statement and does not contain all of the information in the registration statement. For further information on us and the common stock being offered, please review the registration statement and the exhibits that are filed with it. Statements made in this prospectus that describe documents may not necessarily be complete. We recommend that you review the documents that we have filed with the registration statement to obtain a more complete understanding of those documents.
The SEC allows us to incorporate by reference into this prospectus information that we file with the SEC (File No. 001-15843 for Universal Compression Holdings, Inc. and File No. 333-48279 for Universal Compression, Inc.), which means that we may disclose important information to you by referring to those documents. The information incorporated by reference is an important part of the prospectus. In addition, information that we file with the SEC after the date of this prospectus will automatically update and supersede the prospectus. We incorporate by reference the documents listed below and, except as otherwise set forth herein, any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”):

(1) Our Annual Report on Form 10-K for the fiscal year ended March 31, 2004;

(2) The information specifically incorporated by reference into our Annual Report on Form 10-K from our Proxy Statement on Schedule 14A filed on June 14, 2004;

(3) Our Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2004, September 30,2004 and December 31, 2004;

(4) Our Current Reports on Form 8-K, or portions thereof, filed (but not furnished) May 20, 2004, June 25, 2004, July 27, 2004, October 26, 2004, December 2, 2004, December 7, 2004, January 19,2005, February 18, 2005 and February 22, 2005; and

(5) The description of our Common Stock included in our Registration Statement on Form 8-A dated April 20, 2000, as amended on May 15, 2000.

We will provide upon written or oral request without charge to each person to whom this prospectus is delivered a copy of any or all of the documents that are incorporated by reference in this prospectus (other than exhibits to those documents unless those exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). Written requests for copies should be directed to Universal Compression Holdings, Inc., Investor Relations, 4444 Brittmoore Road, Houston, Texas 77041. Our telephone number is (713) 335-7000. You also may access the above filings and any future filings at www.universalcompression.com. Information on our website is not incorporated into this prospectus and is not a part of this prospectus.
Disclosure regarding forward-looking statements
This prospectus and our filings with the SEC incorporated by reference in this prospectus contain “forward-looking statements” intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this prospectus are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of management for future operations. You can identify many of these statements by looking for words such as “believes,” “expects,” “will,” “intends,” “projects,” “anticipates,” “estimates,” “continues” or similar words or the negative thereof.
Such forward-looking statements in this prospectus include, without limitation:

•	our business growth strategy and projected costs;

•	our future financial position;

•	the sufficiency of available cash flows to fund continuing operations;

•	the expected amount of our capital expenditures;

•	anticipated cost savings, future revenues, gross profits and other financial measures related to our business and our primary business segments;

•	the future value of our equipment; and

•	plans and objectives of our management for our future operations.
Such forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those anticipated as of the date of this prospectus. The risks related to our business described under “Risk Factors” and elsewhere in this prospectus could cause our actual results to differ from those described in, or otherwise projected or implied by, the forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will prove to be correct. Important factors that could cause our actual results to differ materially from the expectations reflected in these forward-looking statements include, among other things:

•	conditions in the oil and gas industry, including a sustained decrease in the level of supply or demand for natural gas and the impact of the price of natural gas;

•	competition among the various providers of natural gas compression services;

•	changes in political or economic conditions in key operating markets, including international markets;

•	changes in safety and environmental regulations pertaining to the production and transportation of natural gas;

•	acts of war or terrorism or governmental or military responses thereto;

•	introduction of competing technologies by other companies;

•	our ability to retain and grow our customer base;

•	our level of indebtedness and ability to fund our business;

•	our ability to recoup our investment by re-leasing our compressors after typically short initial lease terms;

•	currency exchange rate fluctuations;

•	employment workforce factors, including loss of key employees; and

•	liability claims related to the use of our products and services.
All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus.
Use of proceeds
We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders. All sales of the common stock will be by or for the account of the selling stockholders listed in this prospectus.
Selling stockholders
This prospectus is part of a registration statement that we filed pursuant to registration rights granted to the selling stockholders under an agreement we entered into in connection with our acquisition of Weatherford Global Compression Services, L.P. in February 2001. In connection with the Weatherford Global acquisition, we entered into a registration rights agreement with WEUS Holding, Inc., a wholly owned subsidiary of Weatherford International, Inc. In connection with the June 26, 2002 restructuring of Weatherford International, Inc., WEUS Holding’s rights under the registration rights agreement were transferred to Weatherford International Ltd. On March 23, 2004, the registration rights agreement was amended and restated.
Pursuant to the terms of the amended and restated registration rights agreement, the selling stockholders have the right to require us to file a registration statement under the Securities Act of 1933 so that they may sell the shares of our common stock that they own. Under the agreement and subject to certain exceptions and limitations, we are not obligated to file more than one registration statement for the selling stockholders within a 180 day period, and we are not obligated to make more than three registrations at their request (now one, after giving effect to the inclusion of shares in this prospectus and the shares registered under our registration statement that was filed in April 2004). The selling stockholders also have the right to include their shares in certain other registration statements we file involving our common stock. In addition, we will pay all expenses of registering the shares under the Securities Act of 1933, including all registration and filing fees, printing expenses and the fees and disbursements of our counsel and accountants. We are also obligated to reimburse selling stockholders for the reasonable fees and disbursements of their counsel. The amended and restated registration rights agreement also provides that we will indemnify the selling stockholders against certain civil liabilities, including liabilities under the Securities Act of 1933. The selling stockholders will pay all discounts, brokerage fees, commissions and expenses for any shares that are registered and that they sell. We expect to withdraw registration of any unsold shares approximately one year from date set forth on the cover of this prospectus.
Also in connection with our acquisition of Weatherford Global, WEUS Holding was granted the right to designate three members to our board of directors for so long as it owns at least 20% of our outstanding common stock. In connection with the June 26, 2002 restructuring of Weatherford International, Inc., WEUS Holding’s right to designate members to our board was transferred to Weatherford International Ltd. If Weatherford International Ltd.’s ownership of our common stock falls below 20%, it may designate only two directors, and if its ownership falls below 10%, it may no longer designate directors to our board. Weatherford International Ltd.’s current designees to our board, including through WEUS Holding’s previous designations, are Mr. Uriel E. Dutton, Ms. Lisa W. Rodriguez and Mr. Bernard J. Duroc-Danner.
The following table sets forth information provided by the selling stockholder about the ownership of common stock of the selling stockholder before and after the offering covered by this prospectus.

	Shares Beneficially			Shares Beneficially
	Owned Prior to the			Owned After the
	Offering(2)		Number of	Offering(3)
Shares
Selling stockholder	Number	Percent	Being Offered	Number	Percent

Weatherford International Ltd.(1)	6,750,000	21.3%	6,750,000	-0-	-0-%

(1)	Bernard J. Duroc-Danner is Chairman, President and Chief Executive Officer of Weatherford International Ltd. and has been a member of our board of directors since 2001. Lisa W. Rodriguez is Senior Vice President and Chief Financial Officer of Weatherford International Ltd. and has been a member of our board of directors since 2002. Mr. Duroc-Danner and Ms. Rodriguez disclaim any beneficial ownership of shares held by Weatherford International Ltd.

(2)	Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. The percentage of beneficial ownership for the selling stockholders is based on 31,634,710 shares of common stock outstanding as of February 7, 2005.

(3)	The selling stockholders may offer shares under this prospectus from time to time and may elect to sell none, some or all of the shares set forth above. As a result, we cannot estimate the number of shares of our common stock that the selling stockholders will beneficially own after termination of sales under this prospectus. For the purposes of this table, however, we have assumed that the selling stockholders sell all of their shares available for sale hereunder. In addition, the selling stockholders may have sold, transferred or otherwise disposed of all or a portion of its shares of our common stock since the date on which it provided information for this table.
Plan of distribution
The shares of common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, stockholder distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.
The shares offered by this prospectus are subject to restrictions under the amended and restated registration rights agreement referred to above under “Selling Stockholders.” Subject to those restrictions, sales of shares by the selling stockholders referred to in this prospectus may be made from time to time in one or more transactions on the New York Stock Exchange, in the over-the-counter market or any other exchange or quotation system on which shares of our common stock may be listed or quoted, in negotiated transactions or in a combination of any such methods of sale. Sales may be at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The shares may be offered directly to purchasers or to or through underwriters or agents designated from time to time or to or through brokers or dealers, or through any combination of these methods of sale.
The methods by which the shares may be sold include:

•	block trades (which may involve crosses) in which the broker or dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	exchange distributions or secondary distributions in accordance with the rules of the New York Stock Exchange or other relevant markets;

•	short sales, ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	transactions in options, swaps or other derivatives, whether exchange-listed or otherwise;

•	firm commitment or best efforts underwritings; and

•	privately negotiated transactions.
In addition, sales not covered by this prospectus may also be made by the selling stockholders pursuant to Rule 144 or another applicable exemption under the Securities Act of 1933.
From time to time Weatherford International Ltd. may distribute a portion or all of its shares to its stockholders. In the event of such a distribution, and to the extent these stockholders intend to use this prospectus to sell any of such shares, if required these stockholders will be identified in a supplement to this prospectus filed with the SEC. Furthermore, to the extent required, this prospectus also may be amended or supplemented from time to time to describe a specific plan of distribution or any material arrangement that a selling stockholder has entered into for the sale of shares, including the details of any underwritten distribution.
In connection with distributions of shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other agents. In connection with such transactions, broker-dealers or other agents may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge or grant a security interest in shares and, upon a default in the performance of the secured obligation, such pledgee or secured party may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).
In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers, underwriters or agents may receive commissions, discounts or concessions from the selling stockholders and/or purchasers of the shares for whom they may act as agents.
In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers, underwriters or agents who execute sales for the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer, underwriter or agent may be deemed to be underwriting discounts and commissions. No underwriter, broker-dealer or agent has been engaged by us in connection with the distribution of the shares.
To comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
The selling stockholders and any other person participating in a distribution of the shares covered by this prospectus will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of shares by the selling stockholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to our common stock for a period of up to five business days before the distribution.
We have agreed to indemnify and hold harmless, among others, the selling stockholders and the directors, officers and controlling persons of each of them against specified liabilities that arise, under the Securities Act in connection with the sale of shares covered by this prospectus.
Legal matters
The validity of the common stock offered in this prospectus will be passed upon for us by Gardere Wynne Sewell LLP, Houston, Texas.
Experts
The financial statements and the related financial statement schedule as of March 31, 2004 and 2003, and for each of the three years in the period ended March 31, 2004, incorporated by reference in this prospectus have been audited by Deloitte and Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein, and has been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

6,750,000 Shares
Common stock
Prospectus supplement
JPMorgan
The date of this prospectus supplement is December 8, 2005.